Mail Stop 3561

February 12, 2008

Suku V. Radia
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA

> **Re:** **Meredith Corporation**
> **Form 10-K for the fiscal year ended June 30, 2007**
> **Filed August 27, 2007**
> **File No. 001-05128**

Dear Mr. Radia:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended June 30, 2007

Note 2. Acquisitions, Restructuring, Disposition, and Discontinued Operations, page 53

1.   We note from your disclosure on page 54 that you acquired certain publications from Gruner and Jahr during fiscal 2006 which resulted in the recognition of goodwill of $234.8 million. Please note when the purchase price of a material business combination results in excess of cost over net assets acquired, paragraph 51b of SFAS No. 141 requires you to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price which resulted in the recognition of goodwill. Please confirm your understanding of the guidance and that you will revise your footnote disclosures in future filings accordingly.

2.   We also note from the disclosure in Note 2 that for certain acquisitions completed in 2007 and 2006, the sellers are entitled to contingent payments should the acquired operations achieve certain financial targets agreed to in the respective acquisition agreements. We also note that as of June 30, 2007, the Company estimates that aggregate contingent payments will range from $36.9 million to $103.1 million and that the sellers may be entitled to receive up to $198.2 million over the next four years. We also note that any additional amounts paid to the sellers will be accounted for by the Company as goodwill. In this regard, please tell us and revise the notes to your financial statements to disclose in further detail the nature and terms of the conditions or milestones which must be achieved for the contingent consideration to become payable by the Company. Also, please indicate whether payment of the consideration is dependent upon the sellers continuing their employment with the Company. As part of your response, please also explain in further detail why the Company believes it is appropriate to account for any payments made as goodwill rather than as compensation expense. Refer to the guidance in paragraphs 25 through 31 and paragraph 34 of SFAS No.141. Also, see EITF 95-8. We may have further comment upon receipt of your response.

3.   Also, please revise the discussion of your contractual obligations on page 32 of MD&A to include disclosure of your potential obligation to make these contingent payments in future periods.

Note 7. Pension and Postretirement Benefit Plans, page 60

4.   We note your disclosure on page 63 regarding the pension settlement charge
        recorded in the fourth quarter of fiscal 2007. Please explain in greater detail
        the facts and circumstance surrounding why the charge was triggered by lump
        sum payments made as a result of executive's retirement in the prior fiscal
        year. As part of your response, please explain why management believes it is
        appropriate to recognize the pension settlement charges in fiscal 2007 when
        his retirement took place in the prior year.

                                    ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to
all information you provide to the staff of the Division of Corporation Finance in our
review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief